Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

           August 7, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highlands Acquisition Corp. Registration Statement on Form S-1 Filed on June 8, 2007 File No. 333-143599

Dear Mr. Reynolds:

On behalf of Highlands Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 11, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Edwin S. Kim.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

Prior to effectiveness, we will have an AMEX representative contact the Staff to confirm that the Company’s securities have been approved for listing.

Securities and Exchange Commission

August 7, 2007

2.

Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the NASD and have not been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD “no-objection” letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

3.

Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company’s incorporation. Also, please disclose if the company’s principals have had direct or indirect contact with any potential acquisition candidates prior to the company’s incorporation.

We have revised the disclosure on page 1 of the Registration Statement to indicate that no evaluations of, or discussions with, potential acquisition candidates occurred prior to the Company’s incorporation, nor did any of the Company’s principals have any direct or indirect contact with any potential acquisition candidate for the Company prior to the Company’s incorporation.

4.	We note that the company intends to focus its search in the healthcare industry. In an appropriate section, please define this industry. Also, please define the orthopedic industry.

We have revised the disclosure on pages 1, 2, 55, 58 of the Registration Statement to define the healthcare industry and the orthopedic industry as requested.

5.

Please tell us the factors you considered in determining to value this offering at $100,000,000 ($115,000,000 if the underwriters’ over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $98,250,000 ($112,650,000 if the underwriters’ over allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount was an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

The Company and the underwriters have agreed to value the offering at $100,000,000, and consequently the trust fund value, based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for transactions similar in structure and scope to the proposed offering, including their ability to solicit investors for an offering of this size.

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, as the

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August 7, 2007

disclosure in the Registration Statement states, the Company has not, nor has anyone on its behalf, contacted any potential target business or had any substantive discussions, formal or otherwise, with respect to a transaction. The Company’s management does not have any certainty as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the trust fund assets. Accordingly, we have revised the disclosure on page 59 of the Registration Statement to clarify that the Company cannot be certain that it will be able to locate or enter into a business combination with a target business on favorable terms or at all.

6.

We note that management is affiliated with various private equity or investment companies, some of which specialize in the healthcare industry. Please clearly discuss in appropriate places in the registration statement whether Highlands Acquisition may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from these affiliated funds. In the case of a combination with an affiliate of existing stockholders, officers, and directors, please disclose whether the company will obtain an opinion from an independent banking firm that the business combination is fair to stockholders from a financial point of view. Please discuss in detail any consideration that the company, officers, or directors have given to entering into a business combination with companies affiliated with the company’s existing stockholders, officers, and directors.

With respect to the first part of the Staff’s comment, we currently make the following disclosure on page 60 of the Registration Statement:

“We do not anticipate consummating a business combination with any entity that our management has had discussions with regarding a possible business combination through their other business activities or with an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm (or an affiliate thereof) that is affiliated with our management team.”

Accordingly, we respectfully believe that no revision to the disclosure is necessary.

With respect to the second and third parts of the Staff’s comment, we have revised the disclosure on page 59-60 of the Registration Statement to indicate that the Company does not anticipate consummating a business combination with an entity which is affiliated with any of the Company’s officers, directors or founders and has not given any consideration towards entering into such a transaction. However, if the Company determined that such a transaction was in its stockholders’ best interests, it would only enter into the transaction if it obtained an opinion from an independent investment banking firm that the business combination was fair to the Company’s unaffiliated stockholders from a financial point of view.

7.

We note the disclosure that, “Our efforts in identifying a prospective target will not be limited to a particular industry.” In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss

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August 7, 2007

your intended search process in more detail since you are able to acquire companies outside of management’s expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its healthcare expertise. Explain how this criterion differs from those used to evaluate healthcare businesses.

In addition, we note your disclosure on page 49 regarding your belief that “the healthcare industry represents an attractive environment for [y]our management team to complete a business combination which will serve as a platform for future growth” and that “the healthcare industry represents an attractive target for [y]our investment focus based on several key trends driving growth.” Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

We have revised the disclosure on page 56 of the Registration Statement to discuss in greater detail the Company’s search process for companies outside of the healthcare industry. We have further revised the disclosure on page 61 of the Registration Statement to indicate how the Company will evaluate transactions outside of the healthcare industry.

With respect to the second half of the Staff’s comment, we have revised the disclosure on page 53 of the Registration Statement to balance the disclosure as requested.

8.

We note the disclosure throughout the registration statement that certain existing shareholders and their affiliates have agreed to purchase an aggregate of 1,000,000 units prior to the consummation of the business combination. Please describe in detail the business purpose of this transaction. Also disclose whether the existing shareholders and their affiliates are bound to purchase the securities, and if so, please include the disclosure required in Part II of the registration statement. If not, please discuss when such agreements will be entered into. In addition, please describe the principal terms of any related agreements and the file agreements as exhibits. Lastly, please discuss the intended use of proceeds from such funding. We may have further comment.

We currently make the following disclosure on page 4 of the Registration Statement:

“The proceeds from the sale of the co-investment units will provide us with additional equity capital to fund a business combination.”

We have revised the disclosure to provide additional possible uses of the proceeds from the sale of the co-investment units and now believe the purpose is adequately disclosed. We have further

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August 7, 2007

revised the disclosure to indicate that the purchasers are obligated to purchase such securities and have added the required disclosure in Part II of the Registration Statement.

9.

We note the transfer restrictions upon the founders’ units, sponsors’ warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of those entities. If not, for each entity, please describe its business, the number of owners or interest holders, and its relationship with Ivy Capital Partners, Kanders and Company, and their respective affiliates.

We have revised the disclosure on page 9 of the Registration Statement to indicate that the Company’s founders that are entities have agreed that they will not transfer their ownership interests in such entities to anyone other than the other founders or entities of which such founders are the beneficial owners, or beneficiaries, of until termination of the transfer restrictions.

Summary, page 1

10.

Please identify the source of your healthcare industry statistics. For example, if you are relying information from the United States Department of Health and Human Services’ Centers for Medicare and Medicaid Services, cite the specific report(s), author(s), and date(s) of publication. Please ensure to provide specific cites for all of your statistical disclosure. Also revise accordingly the disclosure on page 49.

We have revised the disclosure in the Registration Statement as requested.

11.

We note the disclosure that, “We will seek to acquire a business combination whose operations can be improved and enhanced with our ... intellectual resources,” Please reconcile this statement with the disclosure on page 57 that “it is unlikely that any of them (directors) will devote their full efforts to our affairs subsequent to a business combination.” Please clearly indicate in the summary whether management expects to continue with the company after the combination. If so, please discuss the how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management and/or directors will be able to maintain their positions with the company post-business combination.

While the Company intends to seek to acquire a target business that can be improved and enhanced with the Company’s intellectual resources, the Company’s key personnel will be able to remain with the Company after the consummation of a business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. There is no assurance that this will occur. Furthermore, while it is possible that one or more of the Company’s officers or directors will remain associated in some capacity with the Company following a business combination, no assurance can be given that any of them will

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August 7, 2007

devote their full efforts to the Company’s affairs subsequent to a business combination. We have revised the disclosure on pages 3 and 63 of the Registration Statement to clarify the foregoing.

Private Placements, page 3

12.

We note the disclosure regarding the purchases of securities in private placements by existing shareholders and their affiliates. Now disclose here, or in an appropriate section elsewhere, the names of the affiliates.

We have revised the disclosure throughout the Registration Statement to indicate the names of the affiliates that will participate in the private placement.

The Offering, page 4

Co-Investment units Purchased through private placement, page 8

13.

We note the disclosure on page 9, and similar disclosure elsewhere, that “the other purchasers will have the ability to satisfy the defaulting purchaser’s co-investment obligation (and if they do, then the defaulting purchaser will sell his founders’ units to the other purchasers at their original cost).” Please disclose whether the other purchasers have agreed to purchase the defaulting purchaser’s units in the case of default. If so, please describe the agreement in which the other purchasers have agreed to make these purchases.

The other purchasers have not agreed to purchase a defaulting purchaser’s units in the case of a default. We have revised the disclosure on pages 11, 91 and 93 of the Registration Statement to clarify that the other purchasers have the ability, but not the obligation, to satisfy a defaulting purchaser’s obligation.

Conditions to consummating our initial business combination, page 13

14.

The prospectus states that, if the company acquires less than 100% of one or more target businesses, the aggregate fair market value of the portion(s) acquired must equal at least 80% of the balance in the trust account (excluding the deferred underwriting compensation) at the time of the transaction. In the business section, please describe the circumstances in which the company would acquire minority interests in one or more companies. We may have further comment.

We have revised the disclosure on page 62 of the Registration Statement to indicate that the Company would acquire less than 100% of a business or businesses if the transaction was still beneficial to the Company’s stockholders notwithstanding the fact that it would not be acquiring the whole business or businesses. It will simply be based on the terms of the transaction and the facts surrounding the target business or businesses. However, in no event will the Company acquire less than a controlling interest in a target business (meaning not less

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August 7, 2007

than 50% of the voting securities of the target business), as currently indicated in the Registration Statement.

Risk Factors, page 19

15.

Please complete the blank spaces in the sixth risk factor on page 20, beginning with “Because there arc numerous companies with a business plan similar to our ....” In addition to “similarly structured blank check companies,” please list comparison figures for blank check companies with a focus on the healthcare industry.

We have revised the disclosure in the above-referenced risk factor to complete the blank spaces as well as to list comparison figures for blank check companies with a focus on the healthcare industry.

16.

On page 25, the company mentions that the board may or may not obtain an opinion from an unaffiliated third party as to the fair market value of the target business. Please disclose the factors as to why or why not the board would seek a fairness opinion from an unaffiliated third party.

We have revised the disclosure on page 30 of the Registration Statement as requested.

17.

Please complete the blank spaces in the risk factor on page 30, beginning with “Because of our limited resources and structure....” Please list the failure rate of blank check companies that have a focus on the healthcare industry.

We have revised the disclosure in the above-referenced risk factor to complete the blank spaces as well as to list the failure rate of blank check companies that have a focus on the healthcare industry.

Proposed Business, page 49

18.

On pages 50-51, the company’s structure is described as being attractive for private businesses to go public, as it will provide greater certainty and lower costs. Please explain why the company believes this to be true and reconcile it with the difficulties outlined on pages 66-67.

We have revised the disclosure on page 57 of the Registration Statement to clarify why the Company believes a business combination is less expensive and provides greater certainty to becoming a public company than a traditional initial public offering process. However, we respectfully do not believe any reconciliation with the disclosure on page 74 is necessary. Such disclosure relates to the difficulties the Company will face in convincing a target business to enter into a business combination with the Company and structuring such business combination. For instance, as indicated in the third bullet point on page 74, a target business may not view favorably the dilution attendant with the outstanding warrants. However, this has no bearing on whether the target business will become public easier – rather, it means that the Company may

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August 7, 2007

have to provide greater consideration to the target business in order to have it agree to a transaction. We therefore believe no revision is necessary to the disclosure on page 74 of the Registration Statement.

19.

On page 52, the company stated it may use third party finders and pay a finder’s fee to locate potential businesses. Please disclose when and why the company would use a finder and how it would calculate a reasonable fee. Please also disclose why the company would need the use of finders when its management expertise includes industry contacts and expertise in locating attractive business opportunities.

We have revised the disclosure on page 61 of the Registration Statement to indicate why the Company would engage finders. However, we currently indicate that any fee would be determined in an arm’s length negotiation based on the terms of the transaction. We therefore have not revised the disclosure in the Registration Statement in response to that portion of the Staff’s comment.

Limited ability to evaluate the target business’ management, page 57

20.

The prospectus states that “it is unlikely any (directors) will devote their full efforts to our affairs subsequent to a business combination.” Please clarify if this statement means it is unlikely that any of the current directors will remain a director after the business combination.

We have revised the disclosure on page 63 of the Registration Statement to indicate that the Company cannot assure an investor that any of its current directors will remain a director of a target business after a business combination.

Management, page 69

21.	The biography of Russell Warren, M.D., omits any reference to Ivy Capital Partners, Ivy Capital Healthcare L.P., Ivy Healthcare Capital L.P., and Fieldpoint Capital, LLC. Please revise as applicable.

We have revised the disclosure on page 76 of the Registration Statement as requested.

22.

The biography of Warren B. Kanders refers to Armor Holdings’ $4.1 billion merger agreement with BAE Systems PLC. Please disclose why the value of this transaction is relevant. Otherwise please omit. Mr. Kanders’ biography also omits any reference to Highland Equity. Please revise as applicable.

We have revised the disclosure on page 77 of the Registration Statement to delete the reference to Armor Holdings’ sale as requested.

Executive Officer and Director Compensation, page 73

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August 7, 2007

23.

On page 73, the company states that “[n]o other director has a relationship with or interest in Kanders & Company or Ivy Capital partners.” Please confirm that the independent directors have no relationships with Kanders & Company, Highland Equity, Clarus Corporation, Ivy Capital Partners, Ivy Healthcare Capital L.P., Ivy Healthcare Capital II L.P., and Fieldpoint Capital, LLC, or any of their portfolio companies.

We have revised the disclosure on page 80 of the Registration Statement to indicate that William V. Campbell is an investor in both Ivy Healthcare Capital L.P. and Ivy Healthcare Capital II L.P. We confirm that none of the Company’s other independent directors has any relationship with Kanders & Company, Highland Equity, Clarus Corporation, Ivy Capital Partners, Ivy Healthcare Capital L.P., Ivy Healthcare Capital II L.P., Fieldpoint Capital, LLC or any of their portfolio companies.

Conflicts of Interest, page 75

24.

On page 75, you disclose that the officers and directors agreed not to organize or become involved with any other blank check company with a focus on acquiring a target business in the healthcare industry until the initial business combination is consummated. Please disclose if this agreement is in a binding written contract and reference the appropriate exhibit(s). Also, please clarify if officers and directors are free to immediately organize, promote or become involved with blank check companies without a healthcare focus. Please clarify if officers and directors are free to immediately organize, promote, or become involved with other investment vehicles having a business plan of acquiring a healthcare business that they do not have a pre-existing disclosed relationship with. Please revise accordingly the third bullet point on page 76.

We have revised the disclosure on page 82 of the Registration Statement to reference the appropriate written agreement and that the Company’s officers and directors are free to immediately organize, promote or become involved with blank check companies without a healthcare focus as well as to immediately organize, promote or become involved with other investment vehicles having a business plan of acquiring a healthcare business that they do not have a pre-existing disclosed relationship with. However, we believe the third bullet point on page 84 of the Registration Statement properly explains that such individuals could become involved with entities in the future seeking to engage in business activities similar to those to be conducted by the Company. We have also clarified our disclosure on pages 2, 11, 33, 82 and 84 with respect to our officers' and directors' fiduciary duties to the Company.

25.

We note the disclosure in the first bullet point on page 76. Please clarify how the officers and directors will allocate their time between the company and those entities in which they have pre-existing fiduciary obligations.

We have revised the disclosure on page 84 of the Registration Statement as requested.

26.	Please disclose more information about Clarus Corporation, Ivy Capital Partners, Ivy Healthcare Capital L.P., and Ivy Healthcare Capital II L.P. For each entity, please

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August 7, 2007

focus on its ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity.

We have revised the disclosure on page 83 of the Registration Statement to provide the requested information.

Principal Stockholders, page 78

27.	Please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Highland Equity LLC and Fieldpoint Capital, LLC.

We have revised the disclosure in the Registration Statement to provide the name of the natural person that has ultimate voting or dispositive control over the shares attributable to Highland Equity LLC and Fieldpoint Capital, LLC.

28.	Please clarify that Fieldpoint Capital, LLC, is located at the same business address referred to in footnote l, page 78.

We have revised the disclosure on page 86 of the Registration Statement to clarify that Fieldpoint Capital, LLC is located at the same business address referred to in the above-referenced footnote.

29.	In footnote 2, page 78, please clarify that Highland Equity LLC’s business address is One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

We have revised the disclosure on page 86 of the Registration Statement to clarify that Highland Equity LLC’s business address is One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

30.

Please advise whether the founders’, sponsors’ and co-investment warrants are subject to the same 15 month waiting period as the public stockholders’ warrants. If they are not, please revise and add any related risk factors, e.g., the founders and sponsors’ warrants could be exercised prior to the public stockholders’ warrants.

We confirm that the founders’, sponsors’ and co-investment warrants are subject to the same 15 month waiting period as the public stockholders’ warrants so that they cannot be exercised prior to when the public stockholders’ warrants can be exercised.

31.

Please clarify whether a purchaser in a private sale of founders’ common stock would receive any portion of the liquidation proceeds in the event of a liquidation. State also whether a purchaser would have conversion rights for purchased shares.

With respect to the first portion of the Staff’s comment, we currently make the following disclosure on page 90 of the Registration Statement:

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August 7, 2007

“If we are unable to effect a business combination and liquidate, none of our founders (or any transferees) will receive any portion of the liquidation proceeds with respect to the founders’ common stock.”

Accordingly, we respectfully believe no revision to the disclosure is necessary.

With respect to the second portion of the Staff’s comment, we currently make the following disclosure on page 90 of the Registration Statement:

“The founders and their permitted transferees will retain all other rights as stockholders with respect to the founders’ common stock, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared, but excluding conversion rights.”

Accordingly, we respectfully believe again that no revision to the disclosure is necessary.

Underwriting, page 80

32.

We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

We have revised the disclosure on page 113 of the Registration Statement to indicate when the distribution ends.

Financial Statements

33.	Please provide a currently dated consent of the independent accountants in any amendment.

We will include a current consent of the independent accountants in any amendment the Company files.

Securities and Exchange Commission

August 7, 2007

Part II

Item 15 Recent Sale of Unregistered Securities

34.

Please disclose whether Highland Equity LLC, Fieldpoint Capital, LLC and Ivy Healthcare Capital II, L.P. are accredited investors. See Rule 501 of Regulation D. Please disclose if any of these entities were formed for the purpose of investing in Highlands Acquisition Corp. If yes, please disclose the number of investors in each entity and describe whether the investors are accredited under Rule 501.

We have revised the disclosure in the Registration Statement on page II-4 as requested.

35.	Please file all available exhibits listed in Item 16 of the prospectus with your next amendment.

We have filed all available exhibits listed in Item 16 of the Registration Statement with Amendment No. 1.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Robert W. Pangia